UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated February 12, 2008, announcing its financial results for the fourth quarter of 2007.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend and Earnings in respect of the 4th Quarter of 2007

Hamilton, Bermuda, February 12th, 2008

Nordic American Tanker Shipping Ltd. (“Nordic American” or “the Company”) todayannounced its results for the 4th quarter of 2007. The Company’s results improved in 4Q07 compared to 3Q07. After a weak period up to early December the spot tanker market turned around quickly. In January 2008 our vessels achieved about $45,000 per day – compared with an average of about $27,000 during 4Q07.  The recent instability in the financial markets has not impacted the results of the Company.

The Company’s operating cash flow has enabled the Company to declare a dividend of $0.50 per share for 4Q07 while the dividend was $0.40 in the 3Q07.  The Company has now declared a dividend for 42 consecutive quarters since the autumn of 1997 when our first three vessels were delivered. For the last four quarters, including the dividend to be paid for 4Q07, a total of $3.31 has been declared in dividend.

Based upon the premise that a significantly weakened development of the world economy can be avoided in the time to come, it is expected that 2008 should be another good year for Nordic American.

Highlights:

●	Our fleet now consists of 14 double hull suezmax tankers including the two newbuildings to be delivered in 4Q09 and in April 2010. In the autumn of 2004 the Company had three suezmax tankers.

●
The Board of Directors has declared a dividend of $0.50 per share for the 4th quarter of 2007. The dividend is expected to be paid on March 7th, 2008, to shareholders of record as of February 22nd, 2008.

●
Net income for 4Q07 was $0.06 per share based on the average number of shares outstanding during the quarter – 29,975,312 – the same number of shares issued and outstanding as of December 31st, 2007. Loss of income and other one time costs, discussed later in this release, has reduced the earnings per share by approximately $0.16 per share for the quarter.

●	In 4Q07 total offhire was 80 days related to planned drydocking, steel replacements and repairs.

●	The consolidation of our commercial and technical operations has now been completed and is expected to create cost and income synergies going forward.

●
Several shipping companies have decided to convert single hull oil tankers into dry cargo vessels and into vessels for the offshore oil industry, thereby moderating the growth in the world tanker fleet.

Dividends per Share, Earnings per Share and Financial Information:

The operating cash flow(1)was $17.2m for 4Q07, compared to $13.8m for 3Q07 and $26.6m for 4Q06.

The Board has declared a dividend of $0.50 per share in respect of 4Q07. A dividend of $0.40 per share was declared for 3Q07.  The dividend for 4Q06 was $1.00 per share. The development of the dividend is above all a direct reflection of the level of the volatile spot tanker market.

Net income for 4Q07 was $1.7m, or $0.06per share (EPS).  This compares to a net income of -$1.2m or -$0.04 per share for 3Q07. In 4Q06, net income was $13.7m, or $0.52 per share.  In 4Q07 the Company incurred one time costs equivalent to $0.07 per share due to loss of income following the drydocking of one vessel and time lost during steel repairs. The results for 4Q07 also reflect non-cash pension costs of $2.7m (or $0.09 per share) of which $0.9m relates to 2007 and $1.8m relates to prior periods in connection with the previously disclosed implementation of a pension arrangement established in 2007 for the Company’s Chief Executive Officer. The CEO has had his position since the inception of the Company in 1995 and has no plans to retire from his present position.

In the 4th quarter one of our vessels underwent a 10-year special survey and steel replacement with aloss of80income days.The costs of the extra steel investments are not expected to impact dividends going forward and are depreciated as capital costs.

We consider our general and administrative costs per dayper ship to be at a low level. We also continue to have a strong focus on keeping the operating costs of our vesselslow. However, we note the continuing upward pressure across the shipping industry on vessel operating costs – above all related to crewing costs, lubricating oil costs and repair and maintenance costs.

The Company does not engagein freight or interest derivatives.

We estimate that our averagecash breakeven for our fleet of 12vessels(excluding the two newbuildings) is approximately $9,800 per dayper vessel.  When the freight market is above this level, the Company can be expected to pay dividends based on its strategy. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The debt financing of the two newbuildings, is not expected to impact dividend payments to shareholders nor earnings in the period up to delivery of the vessels. A deposit of 10% of the purchase price was paid in November 2007 inthe aggregate amount of $18m for both vessels.  Further payments will be made in the autumn of 2008, in2009 and at the time of delivery of the vessels.

At the end of 4Q07, our net debt was approximately $7.7m per vesselor $92.2m in total. At the same timewe have approximately $394m undrawn under our $500m revolving credit facility with maturity in 2010.  There is no repayment obligation during the term of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts.The Company has one of the strongest balance sheets in the tanker industry, providing flexibility for the Company if a weaker freight environment should occur. Some shipping companies are now facing challenges when it comes to financing their large newbuilding programs as shipping banks are more restrictive than before in granting credit.

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 trading vessels are employed in the spot market, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumnof 2004 the Company had threevessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 4Q07, we also had 12 vessels in operation.With the two newbuildings announced in November 2007, the Company will have a fleet of 14 vessels.

Vessel	Dwt	Employment

Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Newbuilding	163,000	Delivery 4Q09
Newbuilding	163,000	Delivery by end April 2010
Total	2,194,791

The consolidation of our commercial operations has been completed.  The Company is now working together with Frontline Ltd. (NYSE: FRO) and the private Stena group of Sweden– both world names in the tanker industry. These arrangements are expected to create synergies through economies of scale, resulting in a positive impact on our overall results. At the same time we have consolidated our technical operating functions and V.Ships Norway AS is managing 11 of our vessels.  The changeover has resulted in one-time costs of about $700,000 which are reflected in our results for 2007 and of which $370,000 are related to 4Q07. Going forward, the consolidation should facilitate cost efficient crew rotation and provide for economies of scale, which should positively impact the operating cost level for the ships.

One vessel will be in scheduled drydock in 1Q08, with an expected loss of 25 income days.

The Market:

The average daily rate for our spot vessels was about $27,000 per day net to us during 4Q07 compared with $24,600 for 3Q07. Typically, when freight rates are increasing, as they did as from early December 2007 and towards the end of the year, a few weeks will elapse before this increase is translated into improved results for our Company as our ships normally at any given point in time have employment a few weeks ahead.  Conversely, in a decreasing spot market the freight income will be higher than the daily spot market rates for a while. We expect that freight ratesmay continue to fluctuate significantly.

The graph above shows the average yearly spot rates as from 2000 as reported by R.S. Platou Economic Research a.s.

The world’s suezmax fleet stood at 354 vessels at the end of the 4Q07, compared to 352 vessels at the end of 3Q07.  Four new vessels were delivered during 4Q07 while two vessels were converted.  19 vessels are scheduled to be delivered from the shipyards in 2008, and the total suezmax orderbook stood at 131 vessels at the end of December 2007. At the same time, there are 53 single hull vessels still in service but they are expected to be phased out from the tanker trade by 2010 due to international legislative changes. A recent high profile pollution incident in Korean waters has further damaged the weak position of single hull tankers. We believe that this development is advantageous for our Company, which owns only double hull tankers. Following the strength of the offshore oil industry and the dry cargo market, both single hull suezmax tankers and very large crude carriers are being withdrawn from the tanker market as they are converted to other purposes – such as offshore vessels and dry bulk carriers. From January 2006 through the end of 2007 about 10 million dwt of tanker tonnage has been scheduled for conversion to nontanker purposes. This development has the effect of dampening tanker supply growth. We expect a marginal increase of the suezmax tanker fleet during 2008.  Some single hull vessels may be scrapped – depending on the level of the suezmax tanker market going forward.

Deliveries of new tankers from shipyards over the next few years can be estimated with a high degree of certainty.  The shipyards are expected to operate more or less at full capacity with their present orderbooks, and new orders placed for suezmax tankers are typically for delivery in 2011or later.There is always potential for slippage, with delivery of some vessels from the yards being delayed compared with the original schedules.

The level of the tanker market in the longer term is essentially a function of supply and demand for tanker tonnage. In addition to the supply of new vessels from the ship yards, adjusted for phasing out single hull tonnage and for other vessel deletions, the level of the tanker market in the foreseeable future is above all dependent on the development of the world economy.So far we have not seen that the instability of the financial markets have impacted trade flows in the crude oil business.  Far Eastern countries and other emerging areas including South America, are showing strong economic growth, which to some extent is balancing out the economic challenges in the United Statesand the Western world.

Total World Oil Demand (mill bbl per day)
World oil demand is one important indicator of demand for tanker tonnage. The graph shows that the world oil demand has increased eachyear the last 20 yearswith the exception of 1993. The oil demand has demonstrated resistance to recessions, bubbles and international conflicts.

*estimate Source: International Energy Agency, January 16th 2008.

Strategy going forward:

The operations of the Company are based on its unique and transparentoperating model. Some other listed companies have on occasions changed policies and invested in sectors outside of their core business. In the foreseeable future we intend to stick to our operating model and to our core business. Investors can rely on Nordic American to continue to be predictable. Going forward, our policy is that growth should be accretive; that is, after an acquisition of vessels or other forms of expansion, the Company should be able to pay higher dividend than before such an event. Afull dividend payout policy with high spot market exposure and a strong balance sheet should provide for a competitive yield compared with other shipping companies.

We focus on a cost efficient management of the Company, both in regard to the operating expenses of the vessels and general and administrative expenses(G&A). The Company’s G&A costs continue to be among the lowest in the industry.

We regard it as extremely important that the interests of management are aligned with those of shareholders.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market.  A certain amount of term charter coverage is also being contemplated from time to time.

The main objective of the Company is to maximize itsrisk adjusted total return(2)for shareholders via a transparent, predictable and simple strategic platform.

* * * * *

(1)
Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 7for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	The total return is basedonthe price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD ‘000

CONDENSED STATEMENTS OF OPERATION	Three Months Ended		Twelve Months Ended
	Dec. 31, 2007	Sep. 30, 2007	Dec. 31,	Dec. 31, 2007	Dec. 31,
	(unaudited)	(unaudited)	2006	(unaudited)	2006

NET VOYAGE REVENUE	26,859	24,077	34,269	139,864	135,348
OPERATING EXPENSES
Vessel operating expenses	(7,863)	(8,722)	(6,105)	(32,124)	(21,102)
Depreciation	(11,234)	(10,520)	(8,456)	(42,363)	(29,254)
General and administrative costs	(4,647)*	(4,048)*	(5,188)*	(12,132)**	(12,750)**
	(23,744)	(23,290)	(19,742)	(86,619)	(63,106)
Income from vessel operation	3,115	787	14,520	53,245	72,242
Interest income	200	316	962	904	1,602
Interest expense	(1,640)	(2,282)	(1,737)	(9,943)	(6,451)
	(1,440)	(1,966)	(775)	(9,039)	(4,849)
NET INCOME	1,675	(1,179)	13,745	44,206	67,393
Earnings per average number of shares	0.06	(0.04)	0.52	1.56	3.14
Weighted average number of shares	29,975,312	29,162,088	26,276,292	28,252,472	21,476,196
Common shares outstanding	29,975,312	29,975,312	26,914,088	29,975,312	26,914,088

*)
The G&A for the three months ended Dec. 31, 2007, Sep. 30, 2007 and Dec. 31, 2006 include non-cash charges of $2.9m, $2.5m and $3.6m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)
The G&A for the twelve months ended Dec. 31, 2007 and 2006 include non-cash charges of $6.2m and $7.9m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Dec. 31, 2007	Dec. 31, 2006
	(unaudited)

Cash deposits	13,342	11,729
Accounts receiveable	14,489	13,416
Other current assets	16,972	19,333
Vessels	740,631	752,478
Other long term assets	19,194	3,224
Total Assets	804,628	800,180
Accounts payable	7,290	3,006
Accrued liabilities	17,068	11,728
Accrued long-term liability	2,665	0
Long-term debt	105,500	173,500
Shareholders’ equity	672,105	611,946
Total liabilities and shareholders’ equity	804,628	800,180

CONDENSED STATEMENTS OF CASH FLOW	Twelve months ended
	Dec. 31, 2007	Dec. 31, 2006
	(unaudited)
OPERATING ACTIVITIES
Net cash from Operating Activities	83,643	106,613
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	119,757	288,357
Proceeds from use of Credit Facility	55,000	274,500
Repayment of debt	(123,000)	(231,000)
Deposit on NB contracts	(18,000)	0
Loan facility costs	(14)	(591)
Dividends paid	(107,349)	(122,590)
Net Cash provided by (used for) Financing Activities	(73,606)	208,676
INVESTING ACTIVITIES
Investment in Vessels	(8,424)	(317,800)
Net cash used by investing activities	(8,424)	(317,800)
Net Increase in Cash and Cash Equivalents	1,613	(2,511)
Beginning Cash and Cash Equivalents	11,729	14,240
Ending Cash and Cash Equivalents	13,342	11,729

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD ‘000)

	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2007	2006	2007	2006
Voyage revenue	40,174	34,097	45,142	186,986	175,520
Voyage expenses	(13,315)	(10,020)	(10,873)	(47,122)	(40,172)
Net voyage revenue (1)	26,859	24,077	34,269	139,864	135,348

	Three Months Ended
	Dec. 31,	Sep. 30,	Dec. 31,
	2007	2007	2006
Income from vessel operations	3,115	787	14,520
Depreciation	11,234	10,520	8,456
Non-cash general & administrative costs	2,890	2,522	3,369
Operating Cash Flow(2)	17,239	13,829	26,667

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: February 12, 2008	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 854646